UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 7)*
Fate Therapeutics, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
31189P102
(CUSIP Number)
Redmile Group, LLC Attn: Jennifer Ciresi One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 Attention: Legal Department (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 21, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 31189P102

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
17,619,095 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
17,619,095 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,619,095 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of certain private investment funds and sub-advised accounts managed by Redmile Group, LLC (the “Redmile Funds”), including RedCo II Master Fund, L.P. (“RedCo II”).

(2) The information in Item 5(a) relating to the shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) that are or may be deemed beneficially owned by the Reporting Persons (as defined in the preamble below) is incorporated by reference herein.

(3) Percent of class calculated based on: (a) 113,172,530 shares of Common Stock outstanding at the closing of the underwritten public offering of 14,545,454 shares of the Issuer’s Common Stock on March 21, 2024, as disclosed in the Issuer’s Prospectus Supplement filed with the SEC on March 20, 2024 (the “Prospectus Supplement”), plus (b) 72,227 shares of Common Stock issuable upon the exercise of the Options (as defined in Item 5(a) below), plus (c) 4,366,480 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by the Redmile Funds, which due to the Preferred Beneficial Ownership Limitation (as described in Item 5(a) below) is the maximum number of shares that could be issued upon conversion of the Class A Preferred Stock.

CUSIP No.: 31189P102

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
17,619,095 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
17,619,095 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,619,095 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds, including RedCo II.

(2) The information in Item 5(a) relating to the shares of Common Stock that are or may be deemed beneficially owned by the Reporting Persons (as defined in the preamble below) is incorporated by reference herein.

(3) Percent of class calculated based on: (a) 113,172,530 shares of Common Stock outstanding at the closing of the underwritten public offering of 14,545,454 shares of the Issuer’s Common Stock on March 21, 2024, as disclosed in the Prospectus Supplement, plus (b) 72,227 shares of Common Stock issuable upon the exercise of the Options (as defined in Item 5(a) below), plus (c) 4,366,480 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by the other Redmile Funds, which due to the Preferred Beneficial Ownership Limitation (as described in Item 5(a) below) is the maximum number of shares that could be issued upon conversion of the Class A Preferred Stock.

CUSIP No.: 31189P102

1.	NAME OF REPORTING PERSON
RedCo II Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
7,723,484 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
7,723,484 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,723,484 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The securities reported as beneficially owned by RedCo II in this Schedule 13G consist of the 7,494,724 shares of the Issuer’s Common Stock that are directly held by RedCo II and the shares of Common Stock that could be issued to RedCo II upon the conversion of the Class A Preferred Stock held by RedCo II under the Preferred Beneficial Ownership Blocker (as defined in Item 5(a) below). Subject to the Preferred Beneficial Ownership Blocker, RedCo II may be deemed to beneficially own 228,760 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by RedCo II. RedCo II also owns pre-funded warrants to purchase up to an aggregate of 3,691,324 shares of Common Stock, none of which are exercisable under the Warrant Beneficial Ownership Blocker (as defined in Item 5(a) below).

(2) Percent of class calculated based on: (a) 113,172,530 shares of Common Stock outstanding at the closing of the underwritten public offering of 14,545,454 shares of the Issuer’s Common Stock on March 21, 2024, as disclosed in the Prospectus Supplement, plus (b) 228,760 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by RedCo II, which due to the Preferred Beneficial Ownership Limitation (as described in Item 5(a) below) is the maximum number of shares that could be issued upon conversion of the Class A Preferred Stock.

This amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the Schedule 13D filed with the SEC on August 2, 2018, as previously amended and supplemented by amendment No. 1 to the Schedule 13D filed with the SEC on September 27, 2018, amendment No. 2 to the Schedule 13D filed with the SEC on September 17, 2019, amendment No. 3 to the Schedule 13D filed with the SEC on June 18, 2020, amendment No. 4 to the Schedule 13D filed with the SEC on January 12, 2021, amendment No. 5 to the Schedule 13D filed with the SEC on April 19, 2023, and amendment No. 6 to the Schedule 13D filed with the SEC on December 26, 2023 (collectively, the “Prior Schedule 13D”), by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), Jeremy C. Green, a citizen of the United Kingdom, and, from and after amendment No. 5, RedCo II Master Fund, L.P., a Cayman Island exempted limited partnership (“RedCo II” and collectively with Redmile and Mr. Green, the “Reporting Persons”), in each case, relating to the common stock, $0.001 par value per share (the “Common Stock”), of Fate Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 7, the Schedule 13D is unchanged.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of Item 3:

The Issuer and RedCo II entered into a securities purchase agreement, dated as of March 19, 2024 (the “Purchase Agreement”), pursuant to which, subject to the closing of the underwritten public offering of the Issuer’s Common Stock that occurred on March 21, 2024 (the “Public Offering”), the Issuer issued and sold to RedCo II in a private placement (the “Private Placement”) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to an aggregate of 3,636,364 shares of Common Stock (the “Pre-Funded Warrant Shares”) at a price per Pre-Funded Warrant equal to $5.50, less the exercise price per Pre-Funded Warrant of $0.001 (the “Warrant Purchase Price”), for an aggregate purchase price of $19,996,365.64. The source of funds for the aggregate purchase price was the working capital of RedCo II.

ITEM 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated to read in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons includes the following: (i) 224,408 shares of Common Stock held by Redmile Capital Fund, LP, (ii) 289,409 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 353,233 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 151,545 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., (v) 1,559,332 shares of Common Stock held by Redmile Strategic Long Only Trading Sub, Ltd., (vi) 7,494,724 shares of Common Stock held by RedCo II, (vii) 1,931,216 shares of Common Stock held by Redmile Biopharma Investments I, L.P., (viii) 678,222 shares of Common Stock held by RedCo I, L.P., (ix) 382,552 shares of Common Stock held by Map 20 Segregated Portfolio, a segregated portfolio of LMA SPC, and (x) 104,416 shares of Common Stock held by RM Special Holdings 8, LLC (collectively, the “Redmile Funds”). Redmile is the investment manager/adviser to each of the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

The Reporting Persons may also be deemed to beneficially own: (i) 11,331 shares of Common Stock pursuant to certain restricted stock units that have vested or will vest within 60 days of the date of this filing, and (ii) 72,227 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing (the “Options”). The restricted stock units and Options were granted to Michael S. Lee, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer. Pursuant to the policies of Redmile, Mr. Lee holds the restricted stock units and Options as a nominee on behalf, and for the sole benefit, of Redmile and has assigned all economic, pecuniary and voting rights in respect of the restricted stock units and Options to Redmile. Redmile and Mr. Green each disclaim beneficial ownership of the restricted stock units and Options, except to the extent of its or his pecuniary interest in the shares subject to such restricted stock units and Options, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

Subject to the Preferred Beneficial Ownership Blocker (as defined below), the Reporting Persons may also be deemed to beneficially own shares of Common Stock issuable upon conversion of the following: (i) 266,317 shares of the Issuer’s non-voting Class A Preferred Stock held by Redmile Capital Fund, LP, (ii) 220,938 shares of Class A Preferred Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 1,687,110 shares of Class A Preferred Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iv) 168,448 shares of Class A Preferred Stock held by Redmile Strategic Trading Sub, Ltd., (v) 342,422 shares of Class A Preferred Stock held by Redmile Biopharma Investments I, L.P., (vi) 45,752 shares of Class A Preferred Stock held by RedCo II, and (vii) 30,121 shares of Class A Preferred Stock held by RM Special Holdings 8, LLC. The Class A Preferred Stock is convertible into shares of Common Stock on a one-for-five basis. Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Class A Convertible Preferred Stock (as amended and restated, the “Certificate of Designation”), the Issuer may not effect any conversion of the Class A Preferred Stock, and a holder of the Class A Preferred Stock does not have the right to convert any portion of the Class A Preferred Stock held by such holder, to the extent that, after giving effect to the attempted conversion set forth in a notice of conversion, such holder, together with such holder’s affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder’s for purposes of Section 13(d) or Section 16 of the Act, and the applicable regulations of the SEC, including any “group” of which such holder is a member, would beneficially own a number of shares of Common Stock in excess of the Preferred Beneficial Ownership Limitation (the “Preferred Beneficial Ownership Blocker”). The “Preferred Beneficial Ownership Limitation” is 14.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. Due to the Preferred Beneficial Ownership Limitation, 873,296 shares of Class A Preferred Stock (representing 4,366,480 shares of underlying Common Stock) is the maximum number of shares that could be converted by the Redmile Funds out of the aggregate 2,761,108 shares of Class A Preferred Stock held by the Redmile Funds as of the date of this filing.

Subject to the Warrant Beneficial Ownership Blocker (as defined below), the Reporting Persons may also be deemed to beneficially own shares of Common Stock issuable upon exercise of pre-funded warrants (the “Pre-Funded Warrants”) to purchase (i) 202,350 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., and (ii) 3,691,324 shares of Common Stock held by RedCo II. The Pre-Funded Warrants are exercisable at a price of $0.001 per share. Pursuant to the terms of the Pre-Funded Warrants, the Issuer shall not effect any exercise of, and a holder of a Pre-Funded Warrant shall not be entitled to exercise, the Pre-Funded Warrant held by such holder for a number of shares of Common Stock in excess of the number of shares of Common Stock which, upon giving effect or immediately prior to such exercise, would cause (x) the aggregate number of shares of Common Stock beneficially owned by such holder, such holder’s affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Act to exceed the Maximum Percentage (as defined below) of the total number of issued and outstanding shares of Common Stock following such exercise, or (y) the combined voting power of the securities of the Issuer beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with such holder’s for purposes of Section 13(d) of the Act to exceed the Maximum Percentage of the combined voting power of all of the securities of the Issuer then outstanding following such exercise (the “Warrant Beneficial Ownership Blocker”). The “Maximum Percentage” is 9.99%, which percentage may be changed to up to 19.99% at a holder’s election upon at least 61 days’ notice to the Issuer. Because the percentage of shares of Common Stock held directly by the Redmile Funds at the time of this filing exceeds 9.99% in the aggregate, the exercise of the Pre-Funded Warrants held by any Redmile Funds are limited in their entirety by the Warrant Beneficial Ownership Blocker and the Reporting Persons therefore cannot be deemed to have beneficial ownership of any of the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and such shares have not been included in the aggregate amount of securities reported in this Schedule 13D.

For purposes of this Schedule 13D, the percent of class for Redmile and Jeremy Green was calculated based on: (a) 113,172,530 shares of Common Stock outstanding at the closing of the underwritten public offering of 14,545,454 shares of the Issuer’s Common Stock on March 21, 2024, as disclosed in the Issuer’s Prospectus Supplement, plus (b) 72,227 shares of Common Stock issuable upon the exercise of the Options, plus (c) 4,366,480 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by the Redmile Funds, which due to the Preferred Beneficial Ownership Limitation is the maximum number of shares that could be issued upon conversion of the Class A Preferred Stock.

For purposes of this Schedule 13D, the percent of class for RedCo II was calculated based on: (a) 113,172,530 shares of Common Stock outstanding at the closing of the underwritten public offering of 14,545,454 shares of the Issuer’s Common Stock on March 21, 2024, as disclosed in the Issuer’s Prospectus Supplement, plus (b) 228,760 shares of Common Stock issuable upon conversion on a one-for-five basis of the shares of the Class A Preferred Stock held by RedCo II, which due to the Preferred Beneficial Ownership Limitation is the maximum number of shares that could be issued upon conversion of the Class A Preferred Stock.

(b)           Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 17,619,095

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 17,619,095

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 17,619,095

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 17,619,095

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 7,723,484

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 7,723,484

(c) The information in Item 3 and Item 6 relating to the purchase by the Redmile Funds of the Pre-Funded Warrants in the private placement is incorporated herein by reference. No other transactions have been effected by the Reporting Persons during the past sixty days.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The paragraphs under the heading “Securities Purchase Agreement” and “Lock-up Agreement” are hereby added after the last paragraph in Item 6 of the Prior Schedule 13D:

Securities Purchase Agreement

The Purchase Agreement was entered into as of March 19, 2024 by and between the Issuer and RedCo II. Pursuant to the terms of the Purchase Agreement, the Issuer issued and sold to RedCo II, subject to the closing of the Public Offering, the Pre-Funded Warrants at the Warrant Purchase Price. Pursuant to the Purchase Agreement, the Issuer agreed to file a resale registration statement with the SEC as soon as practicable, and in all events within 30 days after the closing of the Private Placement, to register the resale of the Pre-Funded Warrant Shares. The Pre-Funded Warrants and the Pre-Funded Warrant Shares are described in more detail below.

The foregoing summary of the Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 99.8 to this Schedule 13D and is incorporated herein by reference.

Pre-Funded Warrants to Purchase Common Stock

The Pre-Funded Warrants acquired by RedCo II in the Private Placement entitle RedCo II to purchase up to an aggregate of 3,636,364 Pre-Funded Warrant Shares at an exercise price of $0.001 per Pre-Funded Warrant Share. The Pre-Funded Warrants are exercisable by the holder at any time on or after the issuance date until fully exercised, subject to the Warrant Beneficial Ownership Blocker.

The foregoing summary of the Pre-Funded Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Pre-Funded Warrant, which is filed as Exhibit 99.9 to this Schedule 13D and is incorporated herein by reference.

Lock-Up Agreement

On March 19, 2024, Michael Lee entered into a lock-up agreement (the “Lock-Up Agreement”) in connection with the underwritten public offering of the Issuer’s Common Stock that occurred concurrently with the Public Offering and the Private Placement. Pursuant to the Lock-up Agreement, Mr. Lee agreed that, during the period commencing upon the date of the Lock-up Agreement until the date that is 60 days after the date of the underwriting public offering, subject to certain exceptions, he would not (i) directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any of his Common Stock (or securities convertible into or exchangeable for shares of Common Stock) (the “Lock-up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file, cause to be filed or confidentially submitted any registration statement in connection therewith under the Securities Act of 1933, as amended, (ii) enter into any hedging, swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of his Lock-up Securities, or (iii) publicly announce the intention to do any of the foregoing. Mr. Lee’s covenants under his Lock-Up Agreement do not apply with respect to the Issuer’s securities acquired by RedCo II or any other pooled investment vehicle managed by Redmile.

The foregoing summary of the Lock-Up Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is filed as Exhibit 99.10 to this Schedule 13D and is incorporated herein by reference.

ITEM 7.	Material to Be Filed as Exhibits.

The exhibit list in Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding Exhibit 99.8 to Exhibit 99.10, and the remainder of Item 7 of the Prior Schedule 13D is unchanged and the exhibits listed therein have been previously filed.

Exhibit Number	Description
Exhibit 99.8	Securities Purchase Agreement, dated as of March 19, 2024, by and among the Issuer and RedCo II Master Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 21, 2024).

Exhibit 99.9	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on March 21, 2024).

Exhibit 99.10	Form of Lock-Up Agreement, dated March 19, 2024, for Michael Lee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2024	REDMILE GROUP, LLC

/s/ Jeremy C. Green
	Name:	Jeremy C. Green
	Title:	Managing Member

Dated: March 25, 2024	/s/ Jeremy C. Green
JEREMY C. Green

Dated: March 25, 2024	RedCo II MAster fund, L.P.
By: Redco II (GP), LLC, its general partner
/s/ Jeremy C. Green
	Name:	Jeremy C. Green
	Title:	Managing Member